Jardines

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

03037434

4th November 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED NOV 17 2003 WASH, D.C. 188 SECTION

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 4th November 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Encl

dlw 11/18

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	09:01 4 Nov 2003
Number	6358R

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	4th November 2003
Total number of shares repurchased:	900,000 shares
Price paid per share:	US$7.80

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

4th November 2003

www.jardines.com

END

Company website

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-2963

Jardine Matheson Limited
[illegible]th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

4th November 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 4th November 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	09:49 4 Nov 2003
Number	6384R

JARDINE MATHESON HOLDINGS LIMITED ("JMH")
DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

Following the repurchase by JMH of its 900,000 ordinary shares in the market on 4th November 2003 and the completion of the cancellation in due course by JMH of the relevant repurchased shares, the interest of Jardine Strategic Holdings Limited ("JSH") in JMH will increase from 51.97% to 52.04%. JSH's interest is made up as follows:-

JSH Discloseable Interest	No. of shares	%
JSH	212,214,132	33.87
Jardine Securities (BVI) Limited	100,460,881	16.03
Clare Investment and Trustee Company Limited	13,188,559	2.10
Other non-beneficial interests*	170,355	0.03
Total Holding	**326,033,927**	**52.04**

* *Deemed interest in shares held by certain non-profit-making organizations, the trustees or nominees of which are associate companies of JSH.*

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

4th November 2003

www.jardines.com

END

Company website